Exhibit 99.1

The Thomson Corporation Metro Center, One Station Place Stamford, CT 06902 Tel (203) 539-8000 www.thomson.com

News Release

Media Contact:	Investor Contact:

Fred Hawrysh	Frank J. Golden
Global Director, External Communications	Vice President, Investor Relations
(203) 539-8314	(203) 539-8470
fred.hawrysh@thomson.com	frank.golden@thomson.com

FOR IMMEDIATE RELEASE

Thomson Announces Resumption of

Share Repurchase Program

STAMFORD, Conn., November 23, 2007 – The Thomson Corporation (NYSE: TOC; TSX: TOC), a leading provider of information solutions to business and professional customers worldwide, today announced it has resumed its share repurchase program (normal course issuer bid). Under the current program, the company may repurchase up to 15 million of its common shares. Thomson temporarily suspended repurchases prior to the company’s announcement of its proposed acquisition of Reuters Group PLC in May 2007.

Thomson continues to expect to receive regulatory clearance for the Reuters transaction in the first quarter of 2008. While the regulatory review process continues, integration planning efforts associated with the acquisition are proceeding on course.

Thomson has entered into a pre-defined plan with its broker to allow for the repurchase of common shares at times when Thomson ordinarily would not be active in the market due to its own internal trading blackout periods, insider trading rules or otherwise. This plan was adopted in accordance with the requirements of applicable Canadian securities laws and Rule 10b5-1 under the U.S. Securities Exchange Act of 1934.

The Thomson Corporation

The Thomson Corporation (www.thomson.com) is a global leader in providing essential electronic workflow solutions to business and professional customers. With operational headquarters in Stamford, Conn., Thomson provides value-added information, software tools and applications to professionals in the fields of law, tax, accounting, financial services, scientific research and healthcare. The Corporation’s common shares are listed on the New York and Toronto stock exchanges (NYSE: TOC; TSX: TOC).

ADDITIONAL INFORMATION

This document does not constitute an offer for sale of any securities or an offer or an invitation to purchase any such securities.  Following satisfaction or waiver of the pre-conditions to the proposed Reuters transaction, documents relating to the proposed transaction will be furnished to or filed with the SEC.  Shareholders are urged to read such documents regarding the proposed transaction if and when they become available, because they will contain important information. Shareholders will be able to obtain free copies of these documents, as well as other filings containing information about the companies, without charge, at the SEC’s website at www.sec.gov, at the Canadian securities regulatory authorities’ website at www.sedar.com and from Thomson.  These documents will also be available for inspection and copying at the public reference room maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549, United States.  For further information about the public reference room, call the SEC at +1 800-732-0330.

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